Via Federal Express

September 22, 2008

Securities & Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mark Brunhofer

Re:	Access Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008
Form 8-K/A filed June 17, 2008
File No. 1-15771

Dear Mr. Brunhofer:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated September 9, 2008.  For ease of reference, the comments are printed below in bold print, followed by the Company's responses.

1.  Although you appear to provide your report on your internal control over financial reporting under Item 308T of Regulation S-K, you do not appear to disclose your assessment of disclosure controls and procedures under Item 307 of Regulation S-K. Your disclosure in your March 31, 2008 and June 30, 2008 Forms 10-Q appears to be consistent with that in your 2007 Form 10-K. Please amend your 2007 Form 10-K and 2008 Forms 10-Q to provide your assessment of the effectiveness of your disclosure controls and procedures. In addition, please consider your failure to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as the end of each period impacts your conclusions regarding their effectiveness.

As noted in its Form 10-K and Forms 10-Q the Company’s management conducted an evaluation of the effectiveness of its internal control over financial reporting. Based on its evaluation, management determined that internal control over financial reporting is not effective due to a material weakness over financial reporting due to the limited staff at the Company.  We respectfully note that the Company states in Item 9A.(T) of its Form 10-K that, “[b]ased on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting.”  In order to prevent any doubt in our disclosure, our Form 10-K will be amended to contain the following statement:

“Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. Our Chief Executive Officer and Chief Financial Officer concluded that as a result of the material weakness, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were not effective. The material weakness identified did not result in the restatement of any previously reported financial statements or any related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.”

In addition, our Form 10-Qs (referred to above) will be amended to contain the following statement:

“Based on its evaluation, our management concluded in our Annual Report on Form 10-K for the year ended December 31, 2007 that there is a material weakness in our internal control over financial reporting. As of the date of this report on Form 10-Q, we have not yet remediated such material weakness and as a result, our Chief Executive Officer and our Chief Financial Officer concluded that a material weakness continues to exist, as of the end of the period covered by this Quarterly report on Form 10-Q, our disclosure controls and procedures were not effective. The material weakness identified did not result in the restatement of any previously reported financial statements or any related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.”

2.  Please revise your certifications to provide the wording exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure that your revised certifications for your 2007 Form 10-K and your 2008 Forms 10-Q address the following items:
•	Please revise your introductory sentence to remove the officer’s title and company name; and
•	Please remove the adjective “Quarterly” used to describe the report in your 2008 certifications.

We note your comment and in response the Company has filed an amended 2007 Form 10-K and 2008 Forms 10-Q to amend the Item 601(b)(31) certifications to remove the officer’s title and company name, and to remove the adjective “Quarterly” and “Annual”, as applicable.

3.  You disclose that you incorporate by reference only the audited consolidated financial statements of Somanta Pharmaceuticals, Inc. Please amend this filing to incorporate by reference the audited annual and unaudited interim financial statements of Somanta Pharmaceuticals, Inc. required by Rule 8-04(b) of Regulation S-X. Please ensure that you indicate the Commission file number, the filings and filing dates of Somanta Pharmaceuticals, Inc. from where this information is being incorporated.

We note your comment and in response the Company has filed an amended Form 8-K/A to incorporate by reference both the audited and unaudited financial statements of Somanta Pharmaceuticals, Inc. as required by Rule 8-04(b) of Regulation S-X.  We note that the amended Form 8-K/A now includes the following statements:

“This Amendment No. 2 to the Initial Filing on Form 8-K/A is being filed solely to amend and restate Item 9.01(a) of the Amended Filing to incorporate by reference both the audited and unaudited financial statements of Somanta Pharmaceuticals, Inc. and to include the Securities and Exchange Commission file number, filings, and the filing dates of the Somanta Pharmaceuticals, Inc. audited consolidated financial statements and unaudited interim financial statements. Except as set forth above, no other changes are being made to the Initial Filing.”

ITEM 9.01       FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements of Business Acquired

The audited consolidated financial statements of Somanta Pharmaceuticals, Inc. and the unaudited interim financial statements of Somanta Pharmaceuticals, Inc. are hereby incorporated by reference. The statements were audited by Stonefield Josephson, Inc.

Form        Period       Date Filed           File No 000-20297
10QSB    07/31/07    09/19/07        071323481
10KSB    04/30/07    07/12/07        071120706
10QSB    01/31/07    03/19/07        07702827
10QSB    10/31/06    12/11/07        061268275
10QSB    07/31/06    09/05/06        061074569
10KSB    04/30/06    07/19/06        06969700

If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874.  If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John J. Concannon

John J. Concannon III, Esq.

cc:           Jeffrey B. Davis
Mr. Stephen B. Thompson